UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                    Form 40-F   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)
Date:	October 30, 2026
		By:	/s/ “Jason Wolkove”
Jason Wolkove,
Vice-President, Mergers & Acquisitions, Capital Markets and Secretary

EXHIBITS

Exhibit 99.1	Q3 2026 Financial Review

Exhibit 99.2	Q3 2026 Results Webcast Presentation (October 30, 2026)

Exhibit 99.3	Q3 2026 Results Webcast Transcript (October 30, 2026)